

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 23, 2010

via U.S. mail and facsimile to (713) 499-6201

Mr. Michael W. Harlan, President and Chief Executive Officer
U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, TX 77042

> **RE:** **U.S. Concrete, Inc.**
> **Form 10-Q for the period ended June 30, 2010**
> **File No. 1-34530**

Dear Mr. Harlan:

We have reviewed your response letter dated August 9, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended June 30, 2010

Management's Discussion and Analysis, page 29

Cash Flows, page 36

1. We have read your response to comment 8 in our letter dated July 26, 2010. In future filings where the relationship of inventories and accounts receivable to operations has a significant impact on your operating cash flows, please quantify inventory turnover and days sales outstanding for the periods presented and discuss the fluctuations.

Critical Accounting Policies, page 38

2. In your response to prior comment 3, you state you will provide disclosure in future filings that cover the period in which you perform a goodwill test. Since this disclosure has not been provided for your most recent impairment test, please provide this disclosure in your Form 10-Q for the quarter ending September 30, 2010. Please provide us with sample disclosure in your supplemental response, including the amounts for your most recent test.

3. We have read your response to comment 4 in our letter dated July 26, 2010. You have acknowledged that despite filing for bankruptcy on April 29, 2010 and your stock price declining 58% during the first quarter, there had not been a significant change in the fundamental operations of your reporting units since the last testing date on November 30, 2009. You also tell us that the cash flow projections of your reporting units had not deteriorated. Please explain to us how you have determined that such cash flows had not deteriorated if you have not performed at least the first step of the goodwill impairment test since November 30, 2009. In any event, we note that as of June 30, 2010, you filed for bankruptcy, Nasdaq delisted your common stock and your Chief Financial Officer resigned. These three events in particular appear to support the notion that the fair value of your reporting units may be below its carrying amounts, pursuant to subparts a, b and d of ASC Topic 350-20-35-30. We further note the additional 40% decline in your stock price during the second quarter of 2010. From November 30, 2009 to June 30, 2010, your stock price has declined 68%. Consequently, it is not clear how management reasonably concluded that a goodwill impairment test was not warranted during either or both of the first two quarters of 2010. Please advise.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief